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UN[ITED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washi[ngton]

14048698

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Directed Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Gelfand — 610-425-4281
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26/14

OATH OR AFFIRMATION

I, Richard Gelfand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Directed Services LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tabitha E. Muñiz, Notary Public
West Chester Boro, Chester County
My Commission Expires Dec. 10, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Tabitha E. Muñiz
Notary Public

Richard Gelfand
Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Directed Services LLC
December 31, 2013
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better working world

Directed Services LLC
Statement of Financial Condition
December 31, 2013

Contents

Building a better
working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 5500
ey.com

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
Directed Services LLC

We have audited the accompanying statement of financial condition of Directed Services LLC (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better
working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Directed Services LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2014

Directed Services LLC
Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 62,574,703
Distribution fee receivable	36,498,626
Commissions and concessions receivable	36,793
Receivable from affiliates	274,386
Other assets	773,788
Total assets	100,158,296
Liabilities and member's equity	
Liabilities:	
Investment advisory fees payable	23,361,877
Commissions and concessions payable	6,675,454
Accounts payable and other accrued liabilities	307
Payable to affiliates	8,763,901
Total liabilities	38,801,539
Member's equity	61,356,757
Total liabilities and member's equity	$ 100,158,296

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Directed Services LLC (the "Company" or "Member") operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as an investment advisor under the Investment Advisors Act of 1940. The Company's operations involve primarily administration of variable insurance products. The Company is a wholly-owned subsidiary of ING Life Insurance and Annuity Company ("ILIAC" or "Parent") and ultimately of ING U.S., Inc. ("ING US"), which was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING Group"), a global financial services holding company based in the Netherlands.

ING divested 25% of ING U.S. on May 7, 2013, in ING U.S.'s initial public offering, and an additional 4% on May 31, 2013 following the exercise by the underwriters in the initial public offering of an option to purchase additional shares. ING Group divested an additional 14% of ING U.S. on October 29, 2013, in a registered offering, reducing its total ownership to 57% as of that date.

On April 11, 2013, ING U.S. announced plans to rebrand as Voya Financial, and in January 2014, ING U.S. announced additional details regarding the operational and legal work to rebrand. Based on current expectations, ING U.S., Inc. will change its legal name to Voya Financial, Inc. in April 2014, and in May 2014 its Investment Management business will rebrand to Voya Investment Management and its Employee Benefits business will begin using the Voya Financial Brand. Further, in September 2014, ING U.S.'s remaining businesses will begin using the Voya Financial brand and all remaining ING U.S. legal entities that currently have names incorporating the "ING" brand will change their names to reflect the Voya brand. ING U.S. anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

The Company's securities transactions relate primarily to variable annuities and mutual fund custodial products issued by affiliated companies. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Commissions, Concessions and Distribution Fee Receivables

Commissions, concessions and distribution fee receivables are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2013 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are includable in the federal income tax return of ING U.S., whether or not an actual cash distribution is made to the Parent. during its taxable year. As such, no federal income taxes are reflected for the year ended December 31, 2013. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at the Parent due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

During the first quarter 2013, the IRS completed its examination of the ING U.S. return for the tax year 2011. The 2011 audit settlement did not have a material impact on ING U.S.'s financial statements. ING U.S. is currently under audit by the IRS, and it is expected that the examination of tax year 2012 will be finalized within the next twelve months. ING U.S. Inc. and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2012 through 2014.

4. Related Party Transactions

The Company is the investment advisor, transfer agent, and administrator of ING Investors Trust ("Trust"), an affiliate of the Company. The Company and the Trust have a unified fee agreement whereby the Company has overall responsibility to provide all of the services necessary for the ordinary operations of certain funds of the Trust. The Trust pays the Company a monthly fee based on a percentage of average daily net assets, to cover the Company's management fee and ordinary expenses including, without limitation, the following: portfolio management fees, custody fees, audit fees, ordinary legal fees, registration fees, and other operating expenses. At December 31, 2013, total net fee receivables of $36,498,626 are reported in distribution fee receivable on the statement of financial condition.

In addition to being the investment advisor of the Trust, the Company is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate of the Company. The Company and the Fund have an investment advisory agreement, whereby the Company has overall responsibility to provide portfolio management services for the Fund. The Fund pays the Company a monthly fee which is based on a percentage of average daily net assets.

The Company is party to an intercompany agreement whereby the Company distributes a monthly fee to its insurance company affiliates based on arms-length pricing. This fee is calculated by applying the annual rates against the average net assets invested in the funds of the separate accounts.

ING Investment LLC and ING Investment Management LLC, also affiliates of the Company, provide certain administrative and advisory services to the Company for a fee. The fee for these services is calculated as a percentage of average assets.

The Company is allocated a portion of general administrative expenses from its affiliates based on volume, number of personnel, and activity.

The Company acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the products issued by certain affiliates of the Company.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

5. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2013 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

6. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2013, the Company had net capital of $42,759,036 which was $40,172,265 in excess of its required net capital of $2,586,771. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 0.91 to 1.

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